

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 26, 2018

Thomas McFall
Chief Financial Officer
O Reilly Automotive, Inc.
233 South Patterson Avenue
Springfield, Missouri 65802

>   **Re: O Reilly Automotive, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed February 28, 2018**
>   **File No. 0-21318**

Dear Mr. McFall:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ William H. Thompson
>
>   William H. Thompson
>   Accounting Branch Chief
>   Office of Consumer Products